

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2018

Matthew J. Reintjes
President and Chief Executive Officer
YETI Holdings, Inc.
7601 Southwest Parkway
Austin, TX 78735

> **Re: YETI Holdings, Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted September 11, 2018**
> **CIK No. 0001670592**

Dear Mr. Reintjes:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1

Choice of Forum, page 123

1.   We note that your forum selection provision in your certificate of incorporation identifies the Court of Chancery in the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the federal securities laws. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

Exhibits

2.   If you have a "form of" voting agreement please file it as an exhibit, or tell us why this is not required.

     You may contact Doug Jones at 202-551-3309 or Lyn Shenk, Accounting Branch Chief, at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at 202-551-3859 or Justin Dobbie, Legal Branch Chief, at 202-551-3469 with any other questions.

                   Sincerely,

                   Division of Corporation Finance
                   Office of Transportation and Leisure